Filed by BBTT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

SEC File No.: 333-289035-01

Date: August 19, 2026

Btab Partners with Global Manufacturers to Expand Access to the U.S. Market

SYDNEY, AUSTRALIA and NEW YORK, NY, August 18, 2026 – Btab Ecommerce Group, Inc. (OTC: BBTT) (“Btab” or the “Company”), a global ecommerce and technology company, today announced the expansion of its work with international manufacturers seeking greater access to the U.S. market through Btab’s business network, commerce platforms and AI capabilities.

This work connects manufacturers with U.S. retailers, resellers, entrepreneurs and other business buyers while giving American small businesses access to a broader range of products and international suppliers.

Many manufacturers offer competitive products but face significant barriers when entering the United States, including limited market visibility, fragmented sales channels, high customer acquisition costs and difficulty identifying suitable business buyers. At the same time, small businesses often struggle to find dependable suppliers, competitive products and the technology needed to compete effectively.

Btab aims to close that gap by building a technology enabled pathway between global manufacturers and U.S. business demand. Through its commerce ecosystem, Btab helps participating manufacturers present their products, identify relevant market opportunities and connect with potential business customers and commerce partners.

Btab applies its AI commerce capabilities to support product discovery, market matching, pricing intelligence, marketing content and customer engagement. These capabilities help manufacturers understand U.S. market opportunities while enabling businesses to find products and suppliers suited to their needs.

Participating manufacturers may gain access to platform capabilities and business support tools, including product listing functionality, buyer discovery features, market insights and communication tools designed to facilitate commercial engagement within the Btab ecosystem.

Btab identifies manufacturers with products suited to the U.S. market and connects them with relevant businesses across the Btab network. Products and manufacturers are evaluated based on quality, commercial potential, supply capacity and suitability for U.S. customers.

“The United States represents a significant opportunity for manufacturers around the world, but entering the market can be difficult and expensive,” said Binson Lau, Chief Executive Officer of Btab. “By combining our international business network with our AI commerce capabilities, Btab helps manufacturers identify opportunities, connect with relevant buyers and enter the U.S. market more efficiently. At the same time, we can give small businesses greater access to products and suppliers that may previously have been out of reach.”

This effort builds on Btab’s broader strategy to connect manufacturers, suppliers, resellers, entrepreneurs and consumers through a scalable global commerce ecosystem. It also supports the Company’s long term corporate purpose: Empower Entrepreneurs. Create Jobs. Strengthen Families.

Btab expects to broaden its reach progressively through additional manufacturer relationships, product categories, commerce partners and technology capabilities.

About Btab Ecommerce Group, Inc.

Btab Ecommerce Group, Inc. (OTC: BBTT) is a global ecommerce and technology company focused on digital commerce platforms, supply chain solutions and AI technology that connect manufacturers, suppliers, entrepreneurs and digital storefronts worldwide.

For additional information, visit https://btabcorp.com

Cautionary Statement About Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies, and prospects, both business and financial, of Btab. We have based these forward-looking statements on our current expectations and projections about future events, including the future plans and potential success of the business. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control.

These forward-looking statements regarding future events and the future results of IWAC and Btab are based upon estimates and assumptions that, while considered reasonable by IWAC, Btab, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond IWAC or Btab’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against IWAC, Btab or others following the announcement of the business combination and any definitive agreements with respect thereto; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; Btab’s ability to scale and grow its business; the cash position of Btab following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Btab as a result of the announcement and consummation of the business combination; Btab’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by IWAC and/or Btab, including the Registration Statement that IWAC and Btab filed in connection with the business combination.

If any of these risks materialize or Btab’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Btab or IWAC do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Btab or IWAC reflect the expectations, plans or forecasts of future events and views of Btab and IWAC and speak only as of the date they are made. Neither Btab nor IWAC undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Btab’s or IWAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Media Contact

Mr. Binson Lau, CEO

ir@btabcorp.com

https://btabcorp.com